UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Axcelis Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

054540109
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 980,241
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 980,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Vertex Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,592,518
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,592,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,592,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 980,241
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 980,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Vertex Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,592,518
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,592,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,592,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,572,759
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,572,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,572,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,572,759
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,572,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,572,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Edward H. Braun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 90,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 90,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON IN

* Includes 80,000 shares underlying stock options that are currently exercisable.

1	NAME OF REPORTING PERSONS Stephen L. Domenik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Richard J. Faubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS John T. Kurtzweil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Peter J. Simone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

       The following constitutes Amendment No. 1 to Schedule 13D filed by the undersigned (the “Amendment No.1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.                  Identity and Background.

       Item 2 is hereby amended and restated to read as follows:

       (a)              This statement is filed by:

(i)	Vertex Opportunities Fund, LP, a Delaware limited partnership (“Vertex Opportunities”), with respect to the Shares directly and beneficially owned by it;

(ii)	Vertex Special Opportunities II, LP, a Delaware limited partnership (“VSO II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Vertex GP, LLC, a Delaware limited liability company (“Vertex GP”), as the general partner of Vertex Opportunities;

(iv)	Vertex Special Opportunities GP II, LLC, a Delaware limited liability company (“VSO GP II”), as the general partner of VSO II;

(v)	Vertex Capital Advisors, LLC, a Delaware limited liability company (“Vertex Capital”), as the investment manager of each of Vertex Opportunities and VSO II;

(vi)	Eric Singer, as managing member of each of Vertex GP, VSO GP II and Vertex Capital and as an individual and a nominee for election to the Board of Directors of the Company (the “Board”);

(vii)	Edward H. Braun, an individual and a nominee for election to the Board;

(viii)	Stephen L. Domenik, an individual and a nominee for election to the Board;

(ix)	Richard J. Faubert, an individual and a nominee for election to the Board;

(x)	John T. Kurtzweil, an individual and a nominee for election to the Board; and

(xi)	Peter J. Simone, an individual and a nominee for election to the Board.

       Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

       (b)           The address of the principal office of each of Vertex Opportunities, VSO II, Vertex GP, VSO GP II, Vertex Capital and Eric Singer is 825 Third Ave. 33rd Floor, New York, New York 10022. The address of the principal office of Mr. Braun is 23 East 22nd Street, Apt 11A, New York, New York 10010. The address of the principal office of Mr. Domenik is c/o Sevin Rosen Funds, 421 Kipling Street, Palo Alto, California 94301. The address of the principal office of Mr. Faubert is 14242 S. Canyon Dr., Phoenix, Arizona 85048. The address of the principal office of Mr. Kurtzweil is 713 Yarmouth Road, Raleigh, NC 27607. The address of the principal office of Mr. Simone is 61 Lehigh Road, Wellesley, Massachusetts 02482.

       (c)           The principal business of Vertex Opportunities is investing in securities. The principal business of Vertex GP is acting as the general partner of Vertex Opportunities. The principal business of VSO II is investing in securities. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of Vertex Capital is serving as the investment manager to each of Vertex Opportunities and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of Vertex GP, VSO GP II and Vertex Capital. Mr. Braun is a retired executive currently serving as a director of Veeco Instruments, Inc. The principal occupation of Mr. Domenik is acting as general partner at Sevin Rosen Funds, a venture capital firm. Mr. Faubert is a retired executive currently serving as a director of Electro Scientific Industries, Inc.  The principal occupation of Mr. Kurtzweil is serving as an independent consultant.  Mr. Simone is a retired executive who also serves as an independent consultant to several private companies and the investment community.

       (d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)           Each of Vertex Opportunities, Vertex GP, VSO II, VSO GP II and Vertex Capital is organized under the laws of the State of Delaware. Messrs. Singer, Braun, Domenik, Faubert, Kurtzweil and Simone are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended and restated to read as follows:

       The Shares beneficially owned by each of Vertex Opportunities and VSO II were purchased with working capital in open market purchases, except as otherwise noted, including certain Shares which were acquired as a result of a capital contribution, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 980,241 Shares beneficially owned by Vertex Opportunities is approximately $1,733,145, excluding brokerage commissions.  The aggregate price of the 6,592,518 Shares contributed to and beneficially owned by VSO II is approximately $13,058,267, excluding brokerage commissions.

       The 10,000 Shares beneficially owned by Mr. Braun were purchased with personal funds in open market purchases.  The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Braun is approximately $15,678, excluding brokerage commissions.  The 80,000 Shares underlying stock options that are beneficially owned by Mr. Braun were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

       Item 4 is hereby amended to add the following:

       The Reporting Persons believe that the Issuer has great potential despite its consistent and long-standing underperformance.  However, to achieve that potential, the Reporting Persons believe that the Board must be reconstituted with directors that have the experience, the independence, and the shareholder-oriented mindset to oversee and implement the changes necessary to unlock substantial value.  Accordingly, on February 9, 2015, the Reporting Persons delivered a letter to the Issuer nominating Eric Singer, Edward H. Braun, Stephen L. Domenik, Richard J. Faubert, John T. Kurtzweil, and Peter J. Simone (the “Nominees”) for election to the Board at the Issuer’s 2015 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).  The Reporting Persons intend to engage in discussions with management, the Board and stockholders of the Issuer regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.

Item 5.	Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated as follows:

       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 112,004,603 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2014.

A.	Vertex Opportunities

(a)	As of the close of business on February 6, 2015, Vertex Opportunities beneficially owned 980,241 Shares. Percentage: Less than 1%

(b)
1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 980,241
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 980,241

(c)	The transactions in the Shares by Vertex Opportunities during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

B.	VSO II

(a)	As of the close of business on February 6, 2015, VSO II beneficially owned 6,592,518 Shares. Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 6,592,518
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 6,592,518

(c)	The transactions in the Shares by VSO II during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

C.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 980,241 shares owned by Vertex Opportunities. Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 980,241
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 980,241

(c)
Vertex GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 6,592,518 shares owned by VSO II. Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 6,592,518
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 6,592,518

(c)
VSO GP II has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Vertex Capital

(a)
Vertex Capital, as the investment manager of Vertex Opportunities and VSO II, may be deemed the beneficial owner of the (i) 980,241 Shares owned by Vertex Opportunities and (ii) 6,592,518 Shares owned by VSO II.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 7,572,759

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 7,572,759

(c)
Vertex Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Vertex Opportunities and VSO II, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Eric Singer

(a)
Mr. Singer, as the managing member of Vertex GP, VSO GP II and Vertex Capital, may be deemed the beneficial owner of the (i) 980,241 Shares owned by Vertex Opportunities and (ii) 6,592,518 Shares owned by VSO II.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 7,572,759
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 7,572,759

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Vertex Opportunities and VSO II, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Edward H. Braun

(a)
As of the close of business on February 6, 2015, Mr. Braun beneficially owned 10,000 Shares and may be deemed to beneficially own an additional 40,000 Shares underlying stock options that are currently exercisable at a purchase price of $1.60 per Share and 40,000 Shares underlying stock options that are currently exercisable at a purchase price of $2.74 per Share.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 90,000 3. Sole power to dispose or direct the disposition: -0- 4. Shared power to dispose or direct the disposition: 90,000

(c)	Mr. Braun has not entered into any transactions in the Shares during the past sixty days.

H.	Stephen L. Domenik, Richard J. Faubert, John T. Kurtzweil, and Peter J. Simone

(a)	As of the close of business on February 6, 2015, Messrs. Domenik, Faubert, Kurtzweil, and Simone did not own any Shares. Percentage: 0%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-

(c)	Messrs. Domenik, Faubert, Kurtzweil, and Simone have not entered into any transactions in the Shares during the past sixty days.

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          Not applicable

       The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended to add the following:

       On February 9, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) Vertex Opportunities agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

       Pursuant to letter agreements, Vertex Opportunities has agreed to indemnify each of Messrs. Braun, Domenik, Faubert, Kurtzweil and Simone against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement
99.2	Form of Indemnification Agreement
99.3	Powers of Attorney

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           February 9, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund II, LP

By:	Vertex Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
ERIC SINGER, Individually and as Attorney-in-Fact for Edward H. Braun, Stephen L. Domenik, Richard J. Faubert, John T. Kurtzweil, and Peter J. Simone

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX SPECIAL OPPORTUNITIES FUND, LP

Purchase of Common Stock	50,000	2.4000	12/19/2014
Purchase of Common Stock	4,000	2.4000	01/06/2015
Purchase of Common Stock	26,006	2.5100	01/09/2015
Purchase of Common Stock	90,000	2.5000	01/21/2015